Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	For the Three Months Ended April 30,		For the Nine Months Ended April 30,
	2011	2010	2011	2010
Net income available to stockholders	$1,860	$2,586	$6,156	$7,042
Less: Distributed and undistributed earnings allocated to nonvested stock	(29)	(7)	(80)	(23)
Earnings available to common shareholders	$1,831	$2,579	$6,076	$7,019
Shares Calculation
Average shares outstanding - Basic Common	5,069	5,245	5,079	5,215
Average shares outstanding - Basic Class B Common	1,914	1,897	1,906	1,889
Potential Common Stock relating to stock options	93	167	120	181
Average shares outstanding - Assuming dilution	7,076	7,309	7,105	7,285
Net Income Per Share: Basic Common	$0.28	$0.39	$0.93	$1.06
Net Income Per Share: Basic Class B Common	$0.22	$0.29	$0.72	$0.80
Net Income Per Share: Diluted	$0.26	$0.35	$0.86	$0.96